# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Madison Square Garden Sports Corp., CIK 0001636519
CUSIP: 55825T103
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Date of event which requires filing of this statement: 02/25/2026
Filed by CIK 0000933028
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Sarah J. Dodson, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 214-953-6585

## Reporting persons
- DOLAN JAMES LAWRENCE (CIK 0000933028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 241,555; shared voting power 1,468,066; sole dispositive power 241,555; shared dispositive power 1,468,066; aggregate amount beneficially owned 1,709,621 (8.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,049,107 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- DOLAN THOMAS CHARLES (CIK 0000933029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 19,752; shared voting power 794,677; sole dispositive power 19,752; shared dispositive power 794,677; aggregate amount beneficially owned 814,429 (4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,752,566 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- DOLAN KATHLEEN MARGARET (CIK 0000933026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 12,288; shared voting power 2,377,702; sole dispositive power 12,288; shared dispositive power 2,377,702; aggregate amount beneficially owned 2,389,990 (10.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,236,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- WEBER MARIANNE DOLAN (CIK 0001098901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,063; shared voting power 813,817; sole dispositive power 8,063; shared dispositive power 813,817; aggregate amount beneficially owned 821,880 (4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,768,618 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- DOLAN-SWEENEY DEBORAH A (CIK 0000933025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,872; shared voting power 801,264; sole dispositive power 6,872; shared dispositive power 801,264; aggregate amount beneficially owned 808,136 (4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,815,223 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- DOLAN PATRICK FRANCIS (CIK 0000932963): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 709; shared voting power 37,565; sole dispositive power 709; shared dispositive power 37,565; aggregate amount beneficially owned 38,274 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,491,952 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Dolan Leinauer Corby (CIK 0001788337): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 314; shared voting power 2,632,351; sole dispositive power 314; shared dispositive power 2,632,351; aggregate amount beneficially owned 2,632,665 (11.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,921,155 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- DOLAN MARY S (CIK 0000933022): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,274; shared voting power 2,974,517; sole dispositive power 2,274; shared dispositive power 2,974,517; aggregate amount beneficially owned 2,976,791 (13.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,596,828 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- DOLAN PAUL JOSEPH (CIK 0001025983): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 30,480; shared voting power 956,854; sole dispositive power 30,480; shared dispositive power 956,854; aggregate amount beneficially owned 987,334 (4.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,617,866 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN (CIK 0001505843): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 322,281; shared voting power 0; sole dispositive power 322,281; shared dispositive power 0; aggregate amount beneficially owned 322,281 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY (CIK 0001505845): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 339,281; shared voting power 0; sole dispositive power 339,281; shared dispositive power 0; aggregate amount beneficially owned 339,281 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,206,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER (CIK 0001505849): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 312,888; shared voting power 0; sole dispositive power 312,888; shared dispositive power 0; aggregate amount beneficially owned 312,888 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN (CIK 0001505848): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 322,281; shared voting power 0; sole dispositive power 322,281; shared dispositive power 0; aggregate amount beneficially owned 322,281 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN (CIK 0001505850): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 633,573; shared voting power 0; sole dispositive power 633,573; shared dispositive power 0; aggregate amount beneficially owned 633,573 (3.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,925,193 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO JAMES L. DOLAN (CIK 0001505853): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 829,066; shared voting power 0; sole dispositive power 829,066; shared dispositive power 0; aggregate amount beneficially owned 829,066 (4.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,704,882 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO THOMAS C. DOLAN (CIK 0001505856): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 472,396; shared voting power 0; sole dispositive power 472,396; shared dispositive power 0; aggregate amount beneficially owned 472,396 (2.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,061,552 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN (CIK 0001505858): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 422,492; shared voting power 0; sole dispositive power 422,492; shared dispositive power 0; aggregate amount beneficially owned 422,492 (2.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,111,456 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO MARIANNE DOLAN WEBER (CIK 0001505857): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 430,991; shared voting power 0; sole dispositive power 430,991; shared dispositive power 0; aggregate amount beneficially owned 430,991 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,102,957 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY (CIK 0001505854): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 395,398; shared voting power 0; sole dispositive power 395,398; shared dispositive power 0; aggregate amount beneficially owned 395,398 (2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,138,550 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO PATRICK F. DOLAN (CIK 0001505855): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,565; shared voting power 0; sole dispositive power 15,565; shared dispositive power 0; aggregate amount beneficially owned 15,565 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,513,952 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- RYAN DOLAN 1989 TRUST (CIK 0001505841): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,052; shared voting power 0; sole dispositive power 5,052; shared dispositive power 0; aggregate amount beneficially owned 5,052 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- TARA DOLAN 1989 TRUST (CIK 0001505842): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,052; shared voting power 0; sole dispositive power 5,052; shared dispositive power 0; aggregate amount beneficially owned 5,052 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 GRANDCHILDREN TRUST FBO DESCENDANTS OF KATHLEEN M. DOLAN (CIK 0001513347): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 23,906; shared voting power 0; sole dispositive power 23,906; shared dispositive power 0; aggregate amount beneficially owned 23,906 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,505,611 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 GRANDCHILDREN TRUST FBO DESCENDANTS OF MARIANNE E. DOLAN WEBER (CIK 0001513359): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,703; shared voting power 0; sole dispositive power 18,703; shared dispositive power 0; aggregate amount beneficially owned 18,703 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,510,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan 2012 Descendants Trust (CIK 0001564761): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,000; shared voting power 0; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,528,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne E. Dolan Weber 2012 Descendants Trust (CIK 0001564760): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,702; shared voting power 0; sole dispositive power 18,702; shared dispositive power 0; aggregate amount beneficially owned 18,702 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,510,815 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Marianne E. Dolan Weber 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2021 GC Trust FBO Kevyn A. Dolan (CIK 0001871757): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,000; shared voting power 0; sole dispositive power 11,000; shared dispositive power 0; aggregate amount beneficially owned 11,000 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,518,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Kevyn A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2021 GC Trust FBO Tara E. Dolan (CIK 0001871662): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,000; shared voting power 0; sole dispositive power 11,000; shared dispositive power 0; aggregate amount beneficially owned 11,000 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,518,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Tara E. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: Madison Square Garden Sports Corp.
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Comment:
This Amendment No. 10 to Schedule 13D ("Amendment No. 10") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Madison Square Garden Sports Corp. (the "Issuer"), which shares of Class B Common Stock are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") to report, among other things, the inclusion of Thomas C. Dolan as a Reporting Person.

The Schedule 13D filed by the original Reporting Persons on October 9, 2015, as amended and supplemented by Amendment No. 1 filed on September 13, 2016, Amendment No. 2 filed on December 26, 2017, Amendment No. 3 filed on December 11, 2018, Amendment No. 4 filed on September 24, 2019, Amendment No. 5 filed on December 31, 2019, Amendment No. 6 filed on December 31, 2024, Amendment No. 7 filed on February 4, 2025, Amendment No. 8 filed on February 24, 2026 and, for the Reporting Persons other than Thomas C. Dolan, Amendment No. 9 filed on February 27, 2026 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below in this Amendment No. 10.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of March 9, 2026, the Group Members may be deemed to beneficially own an aggregate of 5,155,023 shares of Class A Common Stock as a result of their beneficial ownership of (i) 591,295 shares of Class A Common Stock (inclusive of shares held by the Dolan Family Foundation, for which certain Group Members serve as a director), and (ii) 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 21.3% of the total shares of the Common Stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 38,832 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 19,539,816 outstanding shares of Class A Common Stock as of January 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q that was filed with the SEC on February 6, 2026.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 10, which are incorporated by reference. See Exhibit A for supplemental information regarding the beneficial ownership of Class A Common Stock by the Group Members and other individuals who are not Group Members but are trustees of trusts that are Group Members. See Exhibit B for additional information regarding the Reporting Persons that are trusts.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above, Exhibit A and Exhibit B.
Transactions in the class effected during the past sixty days: There were no transactions in the Class A Common Stock effected by the Reporting Persons named in response to Item 5(a) since Amendment No. 9 to Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby amended by adding Exhibit A.3 and Exhibit D.3 in appropriate order as follows:

Exhibit A.3: Supplemental Beneficial Ownership Information

Exhibit D.3: Joint Filing Agreement, dated March 9, 2026.

## Signatures
- DOLAN JAMES LAWRENCE: /s/ James L. Dolan, James L. Dolan (03/09/2026)
- DOLAN THOMAS CHARLES: /s/ Thomas C. Dolan, Thomas C. Dolan (03/09/2026)
- DOLAN KATHLEEN MARGARET: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (03/09/2026)
- WEBER MARIANNE DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (03/09/2026)
- DOLAN-SWEENEY DEBORAH A: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (03/09/2026)
- DOLAN PATRICK FRANCIS: /s/ Dennis H. Javer, Dennis H. Javer as Attorney-in-Fact (03/09/2026)
- Dolan Leinauer Corby: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (03/09/2026)
- DOLAN MARY S: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (03/09/2026)
- DOLAN PAUL JOSEPH: /s/ Paul J. Dolan, Paul J. Dolan (03/09/2026)
- CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO JAMES L. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO JAMES L. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO THOMAS C. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO THOMAS C. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO MARIANNE DOLAN WEBER: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO MARIANNE DOLAN WEBER: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO PATRICK F. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CHARLES F. DOLAN 2009 FAMILY TRUST FBO PATRICK F. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (03/09/2026)
- RYAN DOLAN 1989 TRUST: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (03/09/2026)
- TARA DOLAN 1989 TRUST: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (03/09/2026)
- CFD 2010 GRANDCHILDREN TRUST FBO DESCENDANTS OF KATHLEEN M. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CFD 2010 GRANDCHILDREN TRUST FBO DESCENDANTS OF KATHLEEN M. DOLAN: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (03/09/2026)
- CFD 2010 GRANDCHILDREN TRUST FBO DESCENDANTS OF MARIANNE E. DOLAN WEBER: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CFD 2010 GRANDCHILDREN TRUST FBO DESCENDANTS OF MARIANNE E. DOLAN WEBER: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (03/09/2026)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (03/09/2026)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- Marianne E. Dolan Weber 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Richard Baccari, Trustee (03/09/2026)
- CFD 2021 GC Trust FBO Kevyn A. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CFD 2021 GC Trust FBO Kevyn A. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (03/09/2026)
- CFD 2021 GC Trust FBO Tara E. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (03/09/2026)
- CFD 2021 GC Trust FBO Tara E. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (03/09/2026)